V m

SEC MAIL PROCESSING
RECEIVED
MAY 31 2006
WASH. D.C. 209 SECTION

06006576

S
COMMISSION
0549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response..........12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8- 38398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/05 (MM/DD/YY) AND ENDING 3/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Vision Securities, Inc.~~ Marquis Financial Services of Indiana Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Old Country Road, Suite 105
(No. and Street)

Hicksville	NY	11801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Goldstein 516-932-0532
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPAs, P.C.
(Name - if *individual, state last, first, middle name)*

485 Underhill Blvd., Ste. 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

E

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claimsfor exemptionftom the requirement that the annual report be covered by the opinion of an independentpublic accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KO

AB
7/7/06

OATH OR AFFIRMATION

I, Gregory Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marquis Financial Services, Inc, as of March 31 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JANET GUSMANOS
Notary Public, State of New York
No. 01GU6127275
Qualified in Nassau County
Commission Expires May 23, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (1) An Oath or Affirmation.
- [ ] (in) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* *For conditions of confidential treatment of certainportions of thisfiling, see section 240.17a-5(e)(3).*

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A/ MARQUIS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENT

MARCH 31, 2006

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.

CONTENTS

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Hicksville, New York

We have audited the accompanying statement of financial condition of Marquis Financial Services of Indiana, Inc. (d/b/a Marquis Financial Services, Inc.) as of March 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marquis Financial Services of Indiana, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miceli & Koenig

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
May 19, 2006

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS

CURRENT ASSETS:	
Cash	$20,742
Receivables from brokers and dealers	117,823
Other assets	32,938
Total Current Assets	171,503
PROPERTY AND EQUIPMENT, NET	7,977
Total Assets	**$179,480**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	54,442
Total Liabilities	54,442
STOCKHOLDER'S EQUITY:	
Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	85
Additional paid-in capital	108,961
Retained earnings	15,992
Total Stockholder's Equity	125,038
Total Liabilities and Stockholder's Equity	**$179,480**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2006

REVENUES:	
Commissions	$800,655
Other income	7,465
Interest income	1,378
	809,499
OPERATING EXPENSES:	
Compensation and related costs	605,103
Clearance and exchange fees	78,571
Occupancy and equipment rentals	36,608
Communications and data processing	8,502
Office expenses	16,087
Regulatory fees	37,373
Professional fees	20,891
Other operating expenses	13,384
	816,520
Loss before benefit from income taxes	(7,022)
Benefit from income taxes	4,820
NET LOSS	**($2,202)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($2,202)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,079
Decrease in receivables from brokers and dealers	36,078
Increase in other assets	(5,926)
Decrease in accounts payable, accrued expenses and other liabilities	(108,727)
NET CASH USED IN OPERATING ACTIVITIES	(78,697)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution of additional paid-in capital	7,220
NET DECREASE IN CASH	(71,477)
CASH, BEGINNING OF YEAR	92,219
CASH, END OF YEAR	**$20,742**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2006

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance April 1, 2005	120,020	$85	$101,741	$18,194
Contributions of additions to capital	7,220	-0-	7,220	-0-
Net loss	(2,202)	-0-	-0-	(2,202)
Balance March 31, 2006	**$125,038**	**$85**	**$108,961**	**$15,992**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT

1 - ORGANIZATION AND BASIS OF PRESENTATION

Marquis Financial Services of Indiana, Inc. (the "Company" formerly known as Benchmark Capital Management) was incorporated in the State of Wisconsin on June 6, 1985. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"), and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company operates out of three locations: Hicksville, New York; Spring Hill, Florida; and Brooklyn, New York.

The Company is owned by Wall Street at Home.Com, Inc.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method.

Securities Transactions

Customer securities transactions are reported on a settlement date basis, while securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. At March 31, 2006, the Company did not have cash or cash equivalent balances at risk.

Advertising Expense

All costs of advertising are expensed as incurred.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires that the Company follow the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as "temporary differences". A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The principal temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting are as follows:

The basis of property and equipment for financial reporting exceeds their tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. The excess will be taxable in future periods through reduced depreciation deductions for tax purposes.

The basis of prepaid expenses for financial reporting exceeds their tax basis since the Company has elected to expense these costs, which are deminimus and/or under twelve months long, in the year incurred. The excess will be taxable in future periods through reduced expense deduction for tax purposes.

Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

3 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

3 - DUE FROM CLEARING BROKER (CONT'D).

The following amounts are due from the Company's clearing broker as reflected on the statement of financial condition as of March 31, 2006:

Commissions receivable	$ 66,770
Good faith deposits	51,053
	$ 117,823

4 - PROPERTY AND EQUIPMENT

Office equipment	$ 7,419
Furniture and fixtures	3,556
Leasehold improvements	1,304
	12,279
Less: Accumulated depreciation and amortization	4,302
	$ 7,977

Depreciation and amortization expense related to property and equipment amounted to $2,079 for the year ended March 31, 2006.

5 - REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At March 31, 2006, the Company had regulatory net capital of $84,123, which was $79,123 in excess of its minimum regulatory net capital requirement of $5,000. The Company's net capital ratio was .65 to 1.

6 - COMMITMENTS AND CONTINGENCIES

Concentrations of Credit Risk

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payments of funds or delivery of securities by any introduced customer accounts.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

6 - COMMITMENTS AND CONTINGENCIES (CONT'D).

Concentrations of Credit Risk (cont'd).

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts it business.

As of March 31, 2006, there were no significant customer accounts having unsecured debit balances that presented any risk.

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets are represented by a receivable from the Clearing Broker.

The Company is currently a defendant in several actions and lawsuits for the alleged violations of federal and state laws which are incidental to its securities business. The claims are for substantial damages and the Company is vigorously defending itself. Management of the Company, after consultation with outside legal counsel, is not in a position to evaluate the likelihood of an unfavorable outcome to the Company on some of the actions, nor to estimate the amount or range of any potential losses to the Company, if any. However, management is of the opinion that the ultimate liability which might result from such actions would not have a material effect on the Company's financial position. Accordingly, no provision has been made in these financial statements.

The Company has issued counterclaims in these actions and has another action pending seeking damages. Management is of the opinion, after reviewing such actions with counsel, that the ultimate assets which might result from such actions would not have a material effect on the Company's financial position. Accordingly, no provision has been made in these financial statements.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6 - COMMITMENTS AND CONTINGENCIES (CONT'D).

Operating Lease

The Company through its holding company has a four-year lease agreement for its office space. Minimum annual rent through March 31, 2007 is as follows:

Future Minimum Lease Payments at March 31,	
2007	$ 32,400

Rent expense charged to activities for the year ended March 31, 2006 amounted to $31,200.

The Company has several non-cancelable operating leases for office equipment requiring payments of $213 to $258 a month through April 2009. Future minimum rentals are as follows:

Years Ending March 31:	
2006	$ 3,949
2007	3,096
2008	3,096
2009	258
	$ 10,399

7 - PROVISION FOR (BENEFIT FROM) INCOME TAXES

The provision for (benefit from) income taxes is summarized as follows:

Federal	$ -0-
State	380
Deferred:	
Federal	-0-
State	(5200)
	$ (4,820)

The Company has available federal and state net operating loss carry-overs of approximately $6,000 and $35,000, respectively, to offset future income tax liabilities. These carry-overs expire through 2018.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED MARCH 31, 2006

COMPUTATION OF NET CAPITAL		
Total stockholder's equity		$125,038
Less: Nonallowable assets		
Other assets	32,938	
Property and equipment	7,977	
		40,914
Net capital		$84,124
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $54,442 pursuant to Rule 15C3-1		3,629
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		5,000
EXCESS NET CAPITAL		$79,124
EXCESS NET CAPITAL AT 1,000 %		$78,680
AGGREGATE INDEBTEDNESS		$54,442
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.65

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED MARCH 31, 2006

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF MARCH 31, 2006

Net capital as reported on the Focus Report, Part IIA	$ 63,373
Adjustments	20,750
Net capital as adjusted and as reported per audited financial statements	$ 84,123

The difference between the auditors' net capital and the net capital reported by the broker is primarily a revision of estimates that were used to file the original Form X-17a-5(a) due to required filing deadlines. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Marquis Financial Services, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS

	Audit	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 20,742	$ 134,811	(a)	$ (114,069)
Receivables from brokers and dealers	117,823	-0-	(b)	117,823
Other assets	32,938	48,339	(c)	(15,401)
Total Current Assets	171,503	183,150		11,647
PROPERTY AND EQUIPMENT, NET	7,977	3,556	(d)	4,421
Total Assets	**$ 179,480**	**$ 186,706**		**$ (7,226)**

LIABILITIES AND STOCKHOLDER'S EQUITY

	Audit	Focus Report Unaudited		Difference
LIABILITIES:				
Accounts payable, accrued expenses and other liabilities	$ 54,442	$ 71,438	(e)	$ (16,996)
Total Liabilities	54,442	71,438		(16,996)
STOCKHOLDER'S EQUITY:				
Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	85	85		-0-
Additional paid-in capital	108,961	101,741	(f)	7,220
Accumulated deficit	15,992	13,442	(g)	2,550
Total Stockholder's Equity	125,038	115,268		9,770
Total Liabilities and Stockholder's Equity	**$ 179,480**	**$ 186,706**		**$ (7,226)**

(a) Reclassification of cash held at clearing house included in Line 2 - Receivable from broker or dealer in focus report.

(b) Adjustment of net commissions receivable from unsettled trade at 3/31/06 of $3,754 and reclassification of cash of $114,069.

(c) Adjustment of prepaid commission of $8,900, other misclassifications of $6,501.

(d) Adjustment for depreciation on equipment of $2,079 and misclassification of property and equipment of $2,342.

(e) Adjustment for tax accrual of $6,829, deferred taxes of $5,200, and other accrual of $7,220, less commissions payable from unsettled trades of $2,253.

(f) Adjustment for reclassification of capital contributed by shareholders.

(g) Summary of difference listed above.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors of
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Hicksville, New York

In planning and performing our audits of the financial statements and supplemental schedules of Marquis Financial Services of Indiana, Inc., d/b/a Marquis Financial Services, Inc. ("The Company") for the year ended March 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures, for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
May 19, 2006